December 1, 2015

Submitted on EDGAR under "CORRESP"

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Barrett Business Services, Inc. Item 4.02 Form 8-K Filed November 9, 2015 File No. 000-21886

Dear Mr. Spirgel:

Set forth below are the responses of Barrett Business Services, Inc. (the "Company"), to the comments in your letter dated November 16, 2015 (which are copied below), regarding the subject filing:

Form 8-K

Item 4.02

1.	We note that the possible illegal act related to the June 30, 2014 workers' compensation reserve apparently only affected the Company's unaudited interim consolidated financial statements as of June 30, 2014, and for the periods then ended. Please explain to us why a material misstatement in the interim period workers' compensation reserve does not also impact reported amounts in the third quarter and the annual financial statements for the year ended December 31, 2014.

8100 NE Parkway Drive, Suite 200 Vancouver, Washington 98662 360.828.0700 800.494.5669 Fax 360.828.0701 www.barrettbusiness.com

Mr. Larry Spirgel

Submitted on EDGAR under "CORRESP"

Response:

As stated in the subject filing, Moss Adams LLP (“Moss Adams”), the Company’s independent registered public accounting firm, advised the Chair of the Company’s Audit Committee by letter dated November 4, 2015, that it had become aware of information indicating that an illegal act has or may have occurred with respect to the Company’s June 30, 2014 workers’ compensation reserve. The Audit Committee has retained independent legal counsel to conduct an independent investigation into whether an illegal act did, in fact, occur and the impact of such illegal act, if any, on the Company’s financial statements for the quarter ended June 30, 2014. Until the independent investigation has been completed, the issues of whether an illegal act has occurred or whether there was a material error or misstatement in the Company’s financial statements cannot be resolved. If the conclusion is reached, following completion of the independent investigation, that a restatement of the Company’s financial statements for the 2014 second quarter is required, we believe that will also entail a restatement of the financial statements for the 2014 third quarter. However, based in part on a discussion with Moss Adams, we believe that the Company’s annual financial statements for the year ended December 31, 2014, would not be affected even if its financial statements for the 2014 second and third quarters were required to be restated.

2.	Your disclosures provide little quantitative insight into the significance of your misstatement. Please amend your filing to disclose, at least, an estimated range of the amount of the error you have discovered to date that resulted in your determination that your financial statements filed as of June 30, 2014, and for the periods then ended should no longer be relied upon.

Response:

We cannot provide an estimated range of the amount of the error because, to date, no conclusion has been reached that an error has occurred. Moss Adams advised, in its November 4, 2015, letter, that its review of the Company’s quarterly financial statements for the period ended June 30, 2014, cannot be relied upon and requested that an independent investigation be undertaken regarding whether an illegal act has occurred with respect to the Company’s workers’ compensation expense reserve as of June 30, 2014. Independent counsel retained by the Company’s Audit Committee, Stoll Stoll Berne Lokting & Shlachter, P.C., is conducting the investigation. As stated in our response to comment 1 above, until the independent investigation is concluded, the issues of whether an illegal act or material error or misstatement in the Company’s financial statements have occurred cannot be resolved.

Mr. Larry Spirgel

Submitted on EDGAR under "CORRESP"

3.	Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response:

As stated in our responses to comments 1 and 2, no conclusion has been reached as to whether an error has occurred with respect to the Company’s previously filed financial statements, such that the Company’s certifying officers have not considered whether the Company’s prior disclosures regarding their conclusions as to the effectiveness of the Company’s disclosure controls and procedures were incorrect.

Closing Comments

The undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ James D. Miller

James D. Miller
Vice President—Finance